Contact

www.linkedin.com/in/maryna-rudenko-31995a314 (LinkedIn)

Maryna Rudenko

Chief Marketing Officer at Sl8 Social Platform

Kyiv, Kyiv City, Ukraine

Experience

Sl8 Social Platform
Chief Marketing Officer

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